Primega Group Holdings Limited

August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Primega Group Holdings Limited
Registration Statement on Form F-1 (File No. 333-287735)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence with the Securities and Exchange Commission via EDGAR on July 30, 2025 (the “Acceleration Request”), in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-287735) (the “Registration Statement”), to 4:00 p.m., Eastern Time, on August 4, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at such date and time and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Please direct any questions with respect to the withdrawal of the Acceleration Request of the Registration Statement to Sanny Choi at (646) 386-8128 of CFN Lawyers LLC.

Very truly yours,

/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Director and Chairman of the Board